January 16, 2024

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Megan Miller

Re:	Axonic Funds Response to Staff’s Comments to Certified Shareholder Report on Form N-CSR Filed January 6, 2023 (Registration Nos.: 333-234244 and 811-23483)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Axonic Strategic Income Fund (the “Fund”), a series of Axonic Funds. Ms. Megan Miller of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on January 9, 2024, regarding the Fund’s Certified Shareholder Report filed on Form N-CSR on January 6, 2023 (the “Annual Report”). The following are the Staff’s comments and the Fund’s response to each:

1.	Please explain supplementally how the Schedule of Investments meets the requirements to categorize by type of investment and related industries, countries or geographic locations in accordance with Regulation SX 12-12 footnotes 2 and 5.

RESPONSE: The Fund acknowledges the Staff’s comment and notes that the Schedule of Investments was categorized by the type of investment as required by footnote 2 of Regulation S-X 12-12. In future reports, the Fund will also categorize the Schedule of Investments by related industry, country or geographic region of the investment, as applicable.

2.	Please ensure that future reports use the updated Form N-CSR. Specifically, the Staff noted that Items 4(i) and 4(j) were not included in the Annual Report. In future reports, all items should be included, even those that are not applicable.

RESPONSE: The Fund acknowledges the Staff’s comment and confirms that future reports will include all Items in the updated Form N-CSR.

3.	The Staff notes that the internal control report did not reference “consolidated” financial statements. Please include reference to consolidated financial statements going forward.

RESPONSE: The Trust acknowledges the Staff’s comment and confirms that future reports will reference consolidated financial statements.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner